Exhibit 99.2

UNAUDITED INTERIM CARVE-OUT FINANCIAL STATEMENTS

PLN IN THOUSANDS

INSSECO SP. Z O.O. PREDECESSOR

INDEX

Page

Interim Carve-out Balance Sheet as of June 30, 2015 (unaudited) and December 31, 2014 (audited)	2

Unaudited Interim Carve-out Statements of Income for the 6-month period ended June 30, 2015	3

Unaudited Interim Carve-out Statements of Changes in Net Investment of the Parent Company for the 6-month period ended June 30, 2015	4

Unaudited Interim Carve-out Statements of Cash Flows for the 6-month period ended June 30, 2015	5

Notes to Unaudited Carve-out Financial Statements	6 – 13

1

INSSECO SP. Z O.O. PREDECESSOR

INTERIM CARVE-OUT BALANCE SHEET
As of June 30, 2015 (unaudited) and December 31, 2014 (audited)
(Expressed in PLN thousands)

	June 30, 2015	December 31, 2014
ASSETS

CURRENT ASSETS:
Cash	3,807	-
Trade receivables – third parties, net of allowance for doubtful accounts of PLN 4,086 (December 31, 2014 PLN 4,086)	13,184	11,633
Trade receivables – affiliate, no allowance recognized (Note 5)	726	186
Receivables from governmental authorities	6,993	-
Other assets and prepaid expenses	67	7
Total current assets	24,777	11,826
LONG-TERM ASSETS:
Intangible assets, net (Note 4)	2,267	2,428
Capitalized software development costs (Note 4)	1,992	1,992
Property and equipment, net (Note 3)	939	876
Total long-term assets	5,198	5,296

Total assets	29,975	17,122

LIABILITIES
CURRENT LIABILITIES:
Accounts payable – third parties	398	1,444
Accounts payable – parent company (Note 5)	590	-
Liabilities to governmental authorities, accruals and other liabilities (Note 7, Note 8)	3,548	6,186
Provisions for loss on uncompleted contract	1,027	146
Total current liabilities	5,563	7,776
LONG-TERM LIABILITIES:
Deferred tax liability (Note 7)	637	396
Retirement provisions	98	106
Total long-term liabilities	735	502

Total liabilities	6,298	8,278

Total net investment of the Parent Company (Note 5)	23,677	8,844

Total Liabilities and Net investment of the Parent Company	29,975	17,122

The accompanying notes are an integral part of these predecessor unaudited interim carve-out financial statements.

2

INSSECO SP. Z O.O. PREDECESSOR

UNAUDITED INTERIM CARVE-OUT STATEMENT OF INCOME
For the period ended June 30, 2015
(Expressed in PLN thousands)

	For the period ended June 30, 2015	For the period ended June 30, 2014

Revenues	21,138	24,017

Cost of revenues	14,379	10,999

Gross Profit	6,759	13,018

Operating Expenses:
Selling, marketing, general and administrative	3,695	3,787

Total operating expenses	3,695	3,787

Operating Income	3,064	9,231

Income before taxes	3,064	9,231
Taxes on income (Note 7)	614	1,777

Net income	2,450	7,454

The accompanying notes are an integral part of these predecessor unaudited interim carve-out financial statements.

3

INSSECO SP. Z O.O. PREDECESSOR

UNAUDITED INTERIM CARVE-OUT STATEMENT OF CHANGES IN NET INVESTMENT OF THE PARENT COMPANY
For the period ended June 30, 2015 and 2014
(Expressed in PLN thousands)

Balance, December 31, 2013	5,211

Net income	7,454
Contributions from (Distributions to) the Parent Company	(6,228)

Balance, June 30, 2014	6,437

Balance, January 1, 2015	8,844

Net income (loss)	2,450
Increase of share capital	2,000
Contributions from (Distributions to) the Parent Company	10,383

Balance, June 30, 2015	23,677

The accompanying notes are an integral part of the unaudited interim carve-out financial statements.

4

INSSECO SP. Z O.O. PREDECESSOR

UNAUDITED INTERIM CARVE-OUT STATEMENT OF CASH FLOWS
For the period ended June 30, 2015
(Expressed in PLN thousands)

	For the period ended June 30, 2015	For the period ended June 30, 2014

Net income	2,450	7,454

Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	495	515
Deferred income taxes	241	742
Income tax payable	(2,047)	(1,695)
Changes in operating assets and liabilities:
Trade receivables	(2,091)	3,968
Other current assets	(60)	(60)
Trade payables, accruals, receivables and liabilities to governmental authorities (except income tax)	(8,048)	(1,763)
Provisions for future losses	881	(1,698)
Total adjustments	(10,629)	9
Net cash providedby/ (used in) operating activities	(8,179)	7,463
Cash flows from investing activities:
Purchase of property and equipment	(397)	(263)
Capitalized software development costs	-	(972)
Net cash used in investing activities	(397)	(1,235)

Cash flows from financing activities:
Proceeds from issue of shares	2,000	-
Contributions from (Distributions to) the Parent Company	10,383	(6,228)
Net cash provided by/(used in) financing activities	12,383	(6,228)

Net decrease in cash and cash equivalents	3,807	-

Cash and cash equivalents at beginning of the period	-	-
Cash and cash equivalents at end of the period	3,807	-
Cash paid during the period for:
Income taxes	(2,420)	(2,730)

The accompanying notes are an integral part of these predecessor interim carve-out financial statements.

5

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO UNAUDITED INTERIM CARVE-OUT FINANCIAL STATEMENTS
For the period ended June 30, 2015 and 2014
(Expressed in PLN thousands, except share and per share data)

NOTE 1:-	BASIS OF PRESENTATION AND GENERAL INFORMATION

Insseco Sp. z o.o. (“Insseco”, the “Company”) was incorporated in Poland on the basis of a Notarial Deed dated January 16, 2015. Insseco was established by Asseco Poland S.A. (“Asseco Poland”, “the Parent Company”) for the purpose of acquiring from Asseco Poland its commercial insurance software business (“Insseco business”), and is a wholly owned subsidiary of Asseco Poland. Insseco specializes in the development of software and provision of services to the commercial insurance industry. The Insseco business is [hereinafter] referred to the “Insseco Sp. z o.o. Predecessor” or “the Company” in these predecessor unaudited interim carve-out financial statements

On June 1, 2015, Asseco Poland signed an agreement with Insseco according to which Asseco Poland sold certain fixed assets, licenses, property rights and selected projects to Insseco. Moreover 140 employees have been transferred to Insseco Sp. z o.o. in June 2015.

On June 30, 2015, the Company entered into a two Loan Agreements (“the loans”) with Asseco Poland under which Asseco Poland provided the Company with two loans in the amount of PLN 27,440 and PLN 11,812 for working capital purposes.

On July 28, 2015, an indirect subsidiary of Asseco Poland, Sapiens Technology (1982) LTD. (“Sapiens”), a subsidiary of Sapiens international N.V., entered into a definitive agreement for the acquisition of all shares of Insseco. The sale was finalized on August 18, 2015.

a.	Basis of preparation of the unaudited interim carve-out financial information

The predecessor unaudited interim carve-out financial statements have been prepared on the basis of management’s identification of “Insseco business” which formed part of the consolidated financial statements of Asseco Poland as of June 30, 2015 and December 31, 2014, and for the periods ended June 30, 2015 and 2014.

The predecessor unaudited interim carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) on a “carve-out” basis from the accounting records of Asseco Poland using the historical carrying costs of the business for the period presented including allocation of expenses from Asseco Poland. The actually basis of allocation is described below.

The predecessor unaudited interim carve-out financial statements have been prepared on a going concern basis, and, in the opinion of the management, has been prepared on a consistent basis and include all necessary adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the Insseco business.

The Insseco business was not separately reported within the consolidated financial statements of Asseco Poland, but was carried out on an integrated basis as part of Asseco Poland.

Accordingly, certain revenues, expenses, assets and liabilities have been allocated by management to reflect in the predecessor unaudited interim carve-out financial statements only those items attributable to the Insseco business activities. In order to prepare the unaudited interim carve-out financial statements management has either specifically identified transactions (direct usage) or used proportional cost methods based on specific drivers, computed on specifically identified ratios such as realized margin or number of respective employees.

6

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO UNAUDITED INTERIM CARVE-OUT FINANCIAL STATEMENTS
For the period ended June 30, 2015 and 2014
(Expressed in PLN thousands, except share and per share data)

As such, certain corporate expenses of the Parent Company that were not historically allocated to the Insseco business have been allocated to the Company based on the determination of whether (i) the Company derived any benefit from the cost incurred, and (ii) whether the Company would need to replace the cost if acting as a stand-alone entity. Such items included certain management, legal, finance, human resources, information technology, and facilities, among others.

Specifically, these expenses include the cost associated with the proportional time dedicated to the Insseco business by (i) executive management for oversight, (ii) accounting and finance personnel for accounts payable processing and accounting oversight, (iii) human resource personnel for payroll processing, benefits management, and recruiting services, (iv) rents, utilities, real estate tax, insurance, and (v) information technology personnel associated with maintaining the information technology infrastructure.

Management believes that the methods of allocation related to expenses that had historically been incurred by Asseco Poland on the Company’s behalf, are reasonable and necessary for a fair presentation of the Company’s interim carve-out balance sheets, carve-out statement of income, carve-out statement of changes in net investment of the Parent Company, and carve-out statement of cash flows in accordance with US GAAP.

Management believes that the cost allocations described above reasonably present the financial position, results of operations and cash flows of the Company. However, the predecessor interim carve-out balance sheet, statement of income and cash flows may not be indicative of the results that would have been realized had the Company operated as an independent stand-alone entity for the period presented. Had the Company operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

Property and equipment:

Property and equipment were identified and directly attributed to the Company by fixed asset registry number following the agreement signed between the Company and Asseco Poland.
The additions and disposals during presented periods were individually analyzed and allocated by management based on specific types of property and equipment.

Intangible assets:

Intangibles were identified and directly attributed to the Company by intangibles registry number following the agreement signed between the Company and Asseco Poland.

The additions and disposals during presented periods were individually analyzed and allocated by management based on specific types of intangibles.

Trade payables:

As of December 31, 2014 the accounts payable were allocated directly to the Company by identification of Insseco business suppliers and basing on the level of costs of sales and payables turnover ratio calculated for Asseco Poland. As of June 30, 2015 the accounts payable represents balances due, as per the Company books of accounts.

Prepayments:

The prepayments were directly attributed to the Company through identification of respective titles of prepayments and basing on professional judgment of management.

7

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO UNAUDITED INTERIM CARVE-OUT FINANCIAL STATEMENTS
For the period ended June 30, 2015 and 2014
(Expressed in PLN thousands, except share and per share data)

Income taxes:

The Insseco business was not a separate legal entity. The results of the business were included in the tax declarations of Asseco Poland. However, taxes for the periods presented have been specifically re-computed by management as if the Insseco business was a standalone entity by using the effective tax rate of Asseco Poland. Deferred tax asset and liabilities were calculated on major temporary differences.

Post-employment benefits and provisions for employees:

The post-employment benefits and provisions for employees were allocated directly to the Company by identification of Insseco business’s employees and using professional judgment of management.

Statement of cash flows:

The statement of cash flows has been constructed based on the receipts and payments relating to Insseco business. Historically, the Insseco business’s cash resources had been managed within the Parent Company’s consolidated cash management function. The settlement of intercompany receivables and payables resulting from the Parent Company’s consolidated cash management has not been required and will not be required in connection with the sale of the Insseco business. The net impact of these intercompany receivables and payables have therefore been reflected as contributions from or distributions to the Parent Company in these unaudited interim financial statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim predecessor carve-out financial statements of Insseco have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and expense allocations) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

The predecessor carve-out balance sheet as of December 31, 2014 has been derived from the audited predecessor carve-out financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s predecessor carve-out financial statements for the year ended December 31, 2014.

a.	There were no changes to the Company’s significant accounting policies in the six month period ended June 20, 2015, except for the following:

Cash and cash equivalents The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

8

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO UNAUDITED INTERIM CARVE-OUT FINANCIAL STATEMENTS
For the period ended June 30, 2015 and 2014
(Expressed in PLN thousands, except share and per share data)

b.	Impact of recently issued accounting standards:

A discussion of the impact of recently issued accounting standards can be found in the Company’s Predecessor Carve-out Financial Statements for the year ended December 31, 2014.

NOTE 3:-	PROPERTY AND EQUIPMENT

Composition of property and equipment is as follows:

	June 30, 2015 (unaudited)	December 31, 2014
Cost
Computers and peripheral equipment	5,572	5,531
Motor vehicles	1,004	804
Office furniture and equipment	506	350
	7,082	6,685
Accumulated depreciation
Computers and peripheral equipment	5,210	5,128
Motor vehicles	442	361
Office furniture and equipment	491	320
	6,143	5,809
Property and equipment, net	939	876

Additions of PLN 397 and PLN 263 were made mainly to motor vehicles and computers and peripheral equipment during the periods ended June 30, 2015 and 2014, respectively. Depreciation expense totaled PLN 334 and PLN 342 for the periods ended June 30, 2015 and 2014, respectively.

NOTE 4:-	INTANGIBLES AND CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Composition of intangibles is as follows:

	June 30, 2015 (unaudited)	December 31, 2014
Original amounts
Licenses	3,216	3,216
Capitalized Development Costs	1,992	1,992
	5,208	5,208

Accumulated amortization
Licenses	949	788
	949	788
Intangibles, net	4,259	4,420

Amortization expense totaled PLN 161, and PLN 173 for the periods ended June 30, 2015 2014. In the period ended June 30, 2014, the amount of PLN 958 was capitalized as Development Costs and additions of PLN 14 were made to licenses. For the period ended June 30, 2015, there were no additions to licenses and research and developments.

9

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO UNAUDITED INTERIM CARVE-OUT FINANCIAL STATEMENTS
For the period ended June 30, 2015 and 2014
(Expressed in PLN thousands, except share and per share data)

Estimated amortization expense for future periods:

For the year ended December 31,

2015	319
2016	319
2017	319
2018	319
2019	319
2020 and thereafter	833
Total	2,428

NOTE 5:-	TRANSACTIONS WITH RELATED PARTIES

Transactions with the Parent Company

On June 17, 2015 an Extraordinary Shareholders’ Meeting of Insseco Sp. z o.o. adopted a resolution regarding increase of share capital from PLN 50 and 100 shares to PLN 2 000 and 40 000 shares with a nominal value of PLN 50 each.

As these unaudited interim carve-out financial statements represent a subsidiary of the Parent Company, the Parent Company’s net investment in the Company is shown in lieu of shareholder’s equity. The net investment includes the Company’s accumulated earnings (losses) as well as cash contributions and distributions to and from the Parent Company in connection with Parent Company’s cash management function. Historically, the Insseco business’s cash resources had been managed within the Parent Company’s consolidated cash management function. The settlement of intercompany receivables and payables resulting from the Parent Company’s consolidated cash management has not been required and will not be required in connection with the sale of the Company. The net impact of these intercompany receivables and payables have therefore been reflected as contributions from or distributions to the Parent Company in these unaudited interim carve-out financial statements.

On June 30, 2015, the Net Investment of the Parent Company was PLN 23,677. On June 30, 2015, the Company entered into a two Loan Agreements (“the loans”) with Asseco Poland under which Asseco Poland converted a portion of the net investment amounting to PLN 39,252 into two loans in the amount of PLN 27,440 and PLN 11,812, respectively.

The interest rate on the loans is variable and equal to WIBOR 3M (Warsaw Interbank Offered Rate) for three-month deposit, plus a margin of 1 percent point per annum. Interest is due on quarterly basis.

The loan in the amount of PLN 27,440 shall be repaid in the amount of PLN 24,010 no later than September 30, 2015 and the amount of PLN 3 430 no later than September 30, 2016.

The loan in the amount of PLN 11,812 shall be repaid no later than September 30, 2016.

For the purpose of accompanying unaudited interim carve-out financial statements the intercompany loans have not been recognized. The net impact of these intercompany receivables and payables have been reflected as contributions from or distributions to the Parent Company in these unaudited interim carve-out financial statements (Note 6).

10

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO UNAUDITED INTERIM CARVE-OUT FINANCIAL STATEMENTS
For the period ended June 30, 2015 and 2014
(Expressed in PLN thousands, except share and per share data)

On June 1, 2015, the Company entered into outsourcing agreement with Asseco Poland. Balance due to Asseco Poland at June 30, 2015 amounted to PLN 590.

Transactions with Affiliated Company

The Company’s sales to Sapiens Software Solutions (IDIT) LTD for the six-month periods ended June 30, 2015 and 2014 amounted to PLN 849 and PLN 126 respectively. The balance receivable at June 30, 2015 and at December 31, 2014 amounted to PLN 726 and PLN 186, respectively.

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Promissory note agreement:

On June 30, 2015 in accordance with Loan Agreements, the Company issued in favor of Asseco Poland the blank promissory notes with no protest clause as security for the Loan Agreements signed with Asseco Poland (Note 5).

b.	Bank guarantees

As of December 31, 2014 Insseco business has issued bank guarantees amounted to PLN 3,701. Out of it, PLN 3,380 were bank guarantees issued by ING Bank Śląski S.A. and PLN 321 were bank guarantees issued by Bank Pekao S.A.

As of June 30, 2015 Insseco business has issued bank guarantees amounted to PLN 1,726. Out of it, PLN 1,268 were bank guarantees issued by ING Bank Śląski S.A. and PLN 458 were bank guarantees issued by Bank Pekao S.A.

c.	Legal proceedings

There were no claims or legal proceedings in the reporting period.

NOTE 7:-	INCOME TAXES

a.	The Insseco business was not a separate legal entity. The results of the Insseco business were included in the tax declarations of Asseco Poland. However, taxes for the periods presented have been specifically re-computed by management as if the Insseco business was a standalone entity by using the effective tax rate of Asseco Poland of 20%.

b.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Company's deferred tax assets and liabilities are as follows:

11

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO UNAUDITED INTERIM CARVE-OUT FINANCIAL STATEMENTS
For the period ended June 30, 2015 and 2014
(Expressed in PLN thousands, except share and per share data)

	June 30, 2015 (unaudited)	December 31, 2014
Deferred tax liability:
Receivables from valuation of long-term IT contracts	(1,177)	(897)

Total	(1,177)	(897)
Deferred tax assets:
Provisions and accruals	345	473
Liabilities related to valuation of IT contracts	195	28

Total	540	501

Net deferred tax liability before valuation allowance	(637)	(396)
Valuation allowance

Total net deferred tax liability	(637)	(396)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company did not record a valuation allowance.

NOTE 8:-	LIABILITIES TO GOVERNMENTAL AUTHORITIES, ACCRUALS (SHORT TERM) AND OTHER LIABILITIES

	June 30, 2015 (unaudited)	December 31, 2014
Holiday accrual	978	756
Bonus accrual	496	1,475
Audit / review fee	245	160
Liabilities to governmental authorities	1,444	1,363
Income tax payable	373	2,420
Other liabilities	12	12

Total	3,548	6,186

12

INSSECO SP. Z O.O. PREDECESSOR

NOTES TO UNAUDITED INTERIM CARVE-OUT FINANCIAL STATEMENTS
For the period ended June 30, 2015 and 2014
(Expressed in PLN thousands, except share and per share data)

NOTE 9:	SUBSEQUENT EVENTS

On July 28, 2015, Asseco Poland entered into a definitive agreement with Sapiens for the sale of all shares of Insseco. The sale was finalized on August 18, 2015. (Note 1).

The Company has evaluated subsequent events through October 9, 2015 at which date the financial statements were available to be issued.

13